Exhibit (a)(5)(G)

Transcript of Conference Call on October 22, 2004

CORPORATE PARTICIPANTS

Victor Campbell
HCA Inc. — SVP

Jack Bovender
HCA Inc. — Chairman, CEO

Milton Johnson
HCA Inc. — CFO

Bill Rutherford
HCA Inc. — CFO — Eastern Group

David Anderson
HCA Inc. — SVP, Finance and Treasurer

Beverly Wallace
HCA Inc. — President — Financial Services Group

Charlie Evans
HCA Inc. — President — Eastern Group

Richard Braken
HCA Inc. — President, COO

Mark Kimbrough
HCA Inc. — VP, Investor Relations

Sam Hazen
HCA Inc. — President — Western Group

CONFERENCE CALL PARTICIPANTS

Lori Price
J.P.Morgan — Analyst

Alex for Kevin Berg
CSFB — Analyst

Darren Lehrich
Piper Jaffray — Analyst

AJ Rice
Merrill Lynch — Analyst

Ellen Wilson
Sanford Bernstein — Analyst

Joseph Chiarelli
Oppenheimer — Analyst

Sheryl Skolnick
Fulcrum Global Partners — Analyst

Jeff Allen (ph)
Silver Crest Asset Management — Analyst

Oxana Butler (ph)
Smith Barney — Analyst

Gavin Martin (ph)
CSFB — Analyst

Ken Weakley
UBS — Analyst

Kemp Dolliver
SG Cowen & Co — Analyst

Todd Korsair (ph)
Bear Stearns — Analyst

Adam Feinstein
Lehman Brothers — Analyst

Gary Taylor
Banc of America — Analyst

Rachel Golder (ph)
Goldman Sachs — Analyst

Gary Lieberman
Morgan Stanley — Analyst

David Dempsey
Avondale Partners — Analyst

PRESENTATION

Operator

Good day, everyone, and welcome to the HCA third-quarter conference call. As a reminder, today’s call is being recorded. At this time for opening remarks and introductions I’d like to turn the call over to the Senior Vice President, Mr. Vic Campbell. Please go ahead, sir.

Victor Campbell - HCA Inc.— SVP

Good morning, (inaudible-technical difficulties)

Unidentified

— with me this morning are Jack Bovender, Richard Braken, Milton Johnson, Mark Kimbrough, and many of the other senior officers of the Company to assist during the Q&A.

Victor Campbell - HCA Inc.— SVP

I want to remind you that today’s call will contain some forward-looking statements based on current management expectations. All statements regarding our third quarter, are subject to — I’m sorry, no, they’re not subject to finalization any more. They are final. Numerous risks and uncertainties and other factors may cause actual results to differ materially from those expressed in any of forward-looking statements. These factors are listed in our press release and in our SEC filings. Many of the factors that will determine our future results are beyond the ability of the Company to control or predict. In light of uncertainties inherent in forward-looking statements here you should not place undue reliance on the statements. They do reflect our views as of today and we undertake no obligation to revise or update any forward-looking statements or provide additional forward-looking statements as a result of new information. With that brief comment let me turn the call over to Jack Bovender.

Jack Bovender - HCA Inc.— Chairman, CEO

Good morning, everyone. As promised in our prerelease last week, our team here has spent the intervening time analyzing in great depth all of our operating indicators and our financial data for the third quarter. We’ve also had the opportunity since then to talk with many of you and read your reports so we know where your attention has been focused and this morning we’re going to focus our attention to those concerns.

We’ll have only one speaker this morning. That will be Milton Johnson, and he will focus on net revenue per adjusted admission and bad debts and those trends, which as I alluded to seem to be the issues that you are grappling with the most right now. We’re going to save most of our time this morning for question and answers, as Vic said we have almost all of our senior management team here today. We’ve got Beverly Wallace who will deal with questions relative to bad debt, and net revenue per adjusted admission trends along with others. We also have Samuel Hazen, our Western group President with us, and Charlie Evans our Eastern group President, to answer specific questions you might have about operations in those areas. We have Marilyn Tavenner, who is the head of the outpatient group, and Richard Bracken, our Chief Operating Officer, so we’ll spend most of our time on questions and answers.

With that, I’ll turn it over to Milton to talk about net revenue per adjusted admission and bad debts in more detail.

Milton Johnson - HCA Inc.— CFO

Thank you, Jack, and as Jack said, I’ll just focus this morning on bad debt expense and our decrease in our reported net revenue per adjusted admission. First, let me turn to net revenue per equivalent admission, we believe that net revenue per equivalent admission was adversely impacted by two main issues. A significant moderation in the growth rate of uninsured revenue per equivalent admissions, and to a much lesser extent a decrease in managed care revenue per equivalent admission. Reported net revenue per equivalent admission growth was 4.7% in the third quarter, an unfavorable comparison to the recent trend of 5.6% to 5.8%. But it’s essential to understand why this ratio has moderated. The decline related to the uninsured we view as favorable.

The portion of the decrease which is attributable to changes in the managed care book is unfavorable. But we believe the change is primarily related to less acuity in the quarter for managed care.

Next let me detail for you the rate and volume trends impacting uninsured net revenue. Uninsured net revenue per equivalent admission increased 6.9% in the quarter compared to the third quarter last year. The growth rate for the first six months of 2004 was approximately 20%. On a sequential basis, uninsured net revenue per equivalent admission was down approximately 7% from the second quarter, and 12.5% from the first quarter this year. We’re very pleased to see this moderation in uninsured rate, both on a year-over-year basis as well as on a sequential basis. The favorable trends in uninsured net revenue per equivalent admission, is a result of a 10% drop in average length of stay and a 0.6% decline in case mix index. In comparison for the first six months of 2004, the uninsured case mix index was up approximately 3.6% over the same period of 2003.

Now turning to the uninsured volume component of revenue, uninsured same facility admission growth was 7.2% this quarter, compared to the third quarter of 2003. The lowest rate of quarterly growth we’ve experienced in several quarters. As a comparison, the growth rate for the first six months of 2004 was approximately 14.5%. Uninsured ER visits grew 11.4% this quarter over the third quarter of 2003, once again the growth rate for the first six months of 2004 was approximately 17.5%. Only time will establish whether these favorable metrics will continue.

But we are hopeful that the data reflects the results of our action plans the Company has recently initiated to mitigate escalating bad debt.

Moving to managed care net revenue. Managed net revenue per equivalent admission increased 6.6% compared to last year’s third quarter. Recently we have been experiencing approximately 8 to 8.5% growth per equivalent admission for managed care on a cash basis. We believe the lack of any acuity growth in managed care is the most significant factor affecting managed care equivalent admission growth.

The managed care case mix index was flat this quarter over last year’s third quarter. Managed care case mix index was up 3.6% and 3% in the first and second quarter respectively, compared to the same periods last year. Consistent with a flat case mix index, incremental stop loss payments were flat for the same period last year. Additionally, we did see a decrease in admissions from higher reimbursement commercial plans during the quarter, but we believe it did not materially impact managed care net revenue per equivalent admission growth, relative to the run rate for the first six months of 2004.

Now moving to bad debt expense, bad debt expense was $688 million, or 11.9% of net revenue for the quarter, compared to $566 million or 10.3% of net revenue last year. Also another trend retracted bad debt and charity as a percent of net revenue, which was 15.2% in the quarter. Considering the positive trends in uninsured admissions and uninsured net revenue per equivalent admission that I discussed earlier, it would be reasonable to expect to see a moderation in bad debt expense compared to recent quarters, however, the effect of the quarterly hindsight analysis offset the positive uninsured trends. The hindsight analysis indicated that our uncollected (voted) percentage for self-pay accounts increased by approximately 200 basis points, which resulted in an approximate $55 million increase in bad debt expense.

Several factors contributed to this increase. one factor was no increase in (charity) reductions this quarter compared to the last year’s third quarter. Also remember that the hindsight determines the disposition of accounts that were carried in our books approximately one year ago. Increasing uninsured account balances a year ago are a factor affecting the uncollectability percentage.

In recent quarters we have improved our point-of-service collections which are primarily copay and deductibles. During the third quarter we increased point-of-service collections by 53%, to $48.3 million compared to $31.5 million last year. Considering our improving point-of-service collection trends, and if our most recent data points for uninsured length of stay and uninsured admission growth continues it may portend an improving bad debt expense in future periods. Of course, time will tell whether these recent improvements in uninsured metrics will continue.

In closing, I have a couple other comments. First, cash flow from operations was $1.056 billion, the highest we’ve generated in recent years compared to $285 million in last year’s third quarter. You may recall last year’s cash flow from operations was net of a settlement to the government of $680 million, normalizing cash flow to adjust for the after tax effects of the government payment, cash flow from operations would have been $781 million last year.

Cash collected as percent of adjusted net revenue was 103.4% in the quarter. We see this as an indication of the quality of our revenue recognition.

In conclusion, although other operating expense improved 50 basis points in the third quarter compared to last year, the other operating expense line item includes approximately $18 million of costs net of insurance associated with repairs and other miscellaneous expenses associated with the hurricanes in Florida. With that, I’ll turn the call back over to Vic.

Victor Campbell - HCA Inc.— SVP

Milton, thank you. I know we were brief in our comments, but those appear to be the questions that Mark has been hearing from most of you over the last week so with that, Lisa, if you’d come back on, we’d like to open for questions and we would like to encourage everyone to hold your questions to one at a time.

QUESTION AND ANSWER

Operator

Thank you, sir. (OPERATOR INSTRUCTIONS) We would like to ask that you limit yourself to one question. You should not use speaker phones. Please lift handset if you are asking a question. We’ll pause for just a moment. We will take our first question from Lori Price, J.P. Morgan.

Lori Price - J.P.Morgan — Analyst

Okay. Thank you. You did a nice job in the release of breaking out the performance in Florida in September as it relates to the impact of hurricanes on both revenues and admission results. I was wondering if you could tell us what impact the Florida storms had on your corporate-wide bad debt ratio. Or, in other words, what would your bad debt ratios look like X the uniquely high bad debts in Florida?

Victor Campbell - HCA Inc.— SVP

Lori, just a minute. We’ll see if we’ve got the —

Milton Johnson - HCA Inc.— CFO

I know it’s higher, Lori. Trying to find the — let’s see. Good question, Lori.

Lori Price - J.P.Morgan — Analyst

Thanks.

Victor Campbell - HCA Inc.— SVP

Give us a second.

Milton Johnson - HCA Inc.— CFO

Here it is.

Victor Campbell - HCA Inc.— SVP

We found the data right here.

Milton Johnson - HCA Inc.— CFO

For the quarter, — okay. We are excluding for the month of September. Then excluding Florida, the bad debt on a percent of net would have been 11% for the Company excluding Florida for the month of September.

Victor Campbell - HCA Inc.— SVP

Bill Rutherford, Chief Financial Officer, East, do you want fill us in, do you want to talk at all about the uninsured and the impact in Florida, you or Charlie.

Bill Rutherford - HCA Inc.— CFO — Eastern Group

I would say that really we have not yet seen the storm impacting the uninsured trends. The Florida uninsured trends we saw in the third quarter were really consistent with trends we had experienced all year. What we may see going forward is yet unclear. But as far as the third quarter, we didn’t see that really materially impacted that we could attribute directly to the storms.

Milton Johnson - HCA Inc.— CFO

Thanks, Bill.

Lori Price - J.P.Morgan — Analyst

Thank you.

Victor Campbell - HCA Inc.— SVP

Thanks, Lori.

Operator

We’ll take the next question from Kevin Berg, CSFB.

Alex for Kevin Berg - CSFB — Analyst

This is Alex in for Kevin. Just one question for you guys. Given that one of the purposes of your buy-back is to communicate your confidence and long term prospect of the business, I think investors would find it helpful to see what assumptions your positive outlook is based on, specifically what are you expecting in the next several years in terms of volumes, pricing and margins? What I’m trying to get to here, if you’re buying back stock because you think the market is mispricing it, what do you think people are missing?

Victor Campbell - HCA Inc.— SVP

Kevin thank you, or Alex, thank you, you may have been been on speaker phone because you were coming in & out, Jack, did you get the gist of the question?

Jack Bovender - HCA Inc.— Chairman, CEO

I think I did. I think you’re correct in your assessment, that the reason we believe this is a good time to buy-back shares of our stock is that looking forward into the future as we assess what we think long term trends are, that we continue to be positive about our Company. We continue to believe that our long-term outlook in volume growth is about somewhere around 1.9 to 2% admission growth. We believe that our efforts on the outpatient side will yield results.

And as I think I said during the prerelease call, simply a situation in where at the price our stock has been trading at over the last few weeks, we could buy back these wonderful assets at about a 6.4 multiple of cash compared to what some BC firms and other companies in our space are buying assets for around 9, or sometimes 10 times cash flow.

So we believe this is one of those opportunities and I’ve spoken on many of these calls in the past and in meetings and presentations, that we would use stock buyback in an opportunistic manner when we thought it was in the best interest of our long-term shareholders. And that’s the situation that we believe we find ourselves in right now. The basic equation in this — and I think I talked about this at some length on the prerelease — is that we believe and our Board believes at this time, that this is the absolute best use of our enormous cash flow in order to return value to the shareholder. And so that’s what drives us and what motivates us now.

Victor Campbell - HCA Inc.— SVP

Alex, thank you.

Operator

We’ll take the next question today from Darren Lehrich of Piper Jaffray.

Darren Lehrich - Piper Jaffray — Analyst

Good morning, everyone. On leverage, could you just give us a sense as to when and how you expect to get back to more normalized leverage levels and could asset sales be part of that process?

Victor Campbell - HCA Inc.— SVP

David Anderson, do you want to address that?

David Anderson - HCA Inc.— SVP, Finance and Treasurer

We would estimate that we can return to credit statistics in the — let’s call it the low 50s, between 50 and 55% in approximately two years.

Darren Lehrich - Piper Jaffray — Analyst

Okay. And as far as asset sales go, is that on the table at all in order to accelerate that?

Jack Bovender - HCA Inc.— Chairman, CEO

This is, this is Jack. The model that is inherent in what David just gave you does not assume asset sales. We’ve talked in the past that we are always looking at our portfolio of assets and pruning the tree when it seems right to do so. So we will continue to look at our book of assets, and if it makes sense to do that we will do that, but it is not necessary to drive us into the low 50s or mid-50s as David has just outlined. That’s done purely on, our model is done purely on operations.

Darren Lehrich - Piper Jaffray — Analyst

Darren, Thank you.

Operator

Our next question today comes from A.J. Rice, Merrill Lynch.

AJ Rice - Merrill Lynch — Analyst

Hello, everybody. I would just get one clarification on Milt’s comments and then ask the question. Am I hearing you right when you’re saying that basically you guys have reviewed in the last week, and you no longer really think that the driver of the pressure on that revenue per adjusted admission on the managed care was the shift to plan to pay less. It was basically just acuity? Is that the message that we should take away?

Milton Johnson - HCA Inc.— CFO

Milton, A. J., this is Milton. Yes, it is. Upon further analysis, you know, we had flat acuity in the managed care book, and we’ve been seeing, you know, 3.5%, 3% to 3.5% type of growth in acuity in that book. And we didn’t have it this quarter, and we believe that’s the main contributing factor to the managed care net revenue per adjusted admission growth moderation. We have been seeing as we said, some shift in the book, but from further analysis we believe that impacted the growth rate much, much less than the acuity.

AJ Rice - Merrill Lynch — Analyst

Just your point of service comment about you know, you’re collecting better today and sort of tracking that on accounts a year ago. As you get through the year at some point your up front collection activity did start to improve. What’s the lag before we start to see that having a favorable impact on your look-back provision? Is this the first quarter that that’s had a positive impact, so we have to wait a year before the look back turns favorable, or is there some reason to believe it will turn favorable more quickly?

Milton Johnson - HCA Inc.— CFO

This is Milton. Hindsight is a one year look back. Approximately one year ago you’re looking at receivables, and then tracking them through for the past year to determine their collectibility. What we do with our hindsight, is each quarter we drop off the oldest quarter and bring in the newer quarter, so it will be phased in over time but over the next, you know, six months, nine months, certainly a year, we will start seeing any improvement in our — from our efforts that we’ve initiated will start showing up in the hindsight, and so what other — what other factors will also be included in that hindsight analysis? We can’t predict right now but certainly if we’re making improvements today in our collectibility that will show up incrementally over the next year.

AJ Rice - Merrill Lynch — Analyst

Is that the first quarter that that collectibility has improved or that one aspect, or has it improved for a quarter or two more.

Milton Johnson - HCA Inc.— CFO

It’s been improving incrementally over the past few quarters that we’ve been focused on our action plans in the bad debt area. Again this quarter the 53% increase is probably a more significant increase, but it has been improving over recent quarters.

AJ Rice - Merrill Lynch — Analyst

All right. Thanks a lot.

Victor Campbell - HCA Inc.— SVP

Beverly, do you want to add to that?

Beverly Wallace - HCA Inc.— President — Financial Services Group

A J., if you look at the last quarters that we’ve be talked about, we’ve been improving those front end collections over the last several quarters. We implemented our minimum deposit requirements in June of this year. And that is what has really kicked in to what I would call the significant quarter-over-quarter improvement. So we’ve seen improvement, but it’s gotten much better with the minimum deposit requirement.

AJ Rice - Merrill Lynch — Analyst

All right. Great.

Victor Campbell - HCA Inc.— SVP

Thanks, Beverly. Thanks, A.J.

Operator

Ellen Wilson of Sanford Bernstein has the next question.

Ellen Wilson - Sanford Bernstein — Analyst

I was wondering if you could drill down a little bit on the managed side, with case mix basically flat when it had been up, what changed this quarter from what you found so far, you know, what managed care doing differently. Is it planned design change or is it completely random?

Victor Campbell - HCA Inc. — SVP

Anybody want to take a shot at that start. Beverly.

Beverly Wallace - HCA Inc. — President — Financial Services Group

This is Beverly. You know, we talk about the case mix and it’s basically one data point for this quarter. But it is what had the impact on the net revenue. If you look at it it’s more in our medical/surgical cases where the acuity was down, and I think most importantly what Milton said, was the incremental net revenue of our stop loss payments were flat year-over-year. So that’s where we saw the impact.

Victor Campbell - HCA Inc. — SVP

Charlie Evans, President of the East do you want to make a comment?

Charlie Evans - HCA Inc. — President — Eastern Group

I think the additional thought from the East is the effect in Florida. There was no doubt that during this quarter the length of stay impact with our managed care book was very real. Clearly the medical versus surgical mix was affecting all of that and driving down the factor.

Victor Campbell - HCA Inc. — SVP

Thanks, Charlie. Thanks, Ellen.

Ellen Wilson - Sanford Bernstein — Analyst

Thanks.

Operator

Joseph Chiarelli, Oppenheimer has the next question.

Joseph Chiarelli - Oppenheimer — Analyst

First I’d like to get a clarification on that last question. In your press release you indicated that your surgery centers in Florida were down substantially in the month of September. I believe it was 13.2% for the same period last year. Did that affect the acuity mix for managed care? Or have you excluded that from this discussion?

Milton Johnson - HCA Inc. — CFO

Yeah, this is Milton. Where we’re seeing most of the acuity impact is really in the neonate, CV surgery, cardiology, oncology and general surgery, so those higher acuity services is where we’re seeing most of the change.

Joseph Chiarelli - Oppenheimer — Analyst

So that would not be in the South (pitch in) surgery decline in the month of September?

Victor Campbell - HCA Inc. — SVP

That’s correct, Joe, because the case mix as I’m looking around is an inpatient statistic, it would not pick up the outpatient.

Joseph Chiarelli - Oppenheimer — Analyst

My real question was in the past you’ve talk about and in your press release that the snowbirds, that you’ve allowed for the snowbirds in your guidance for 2005. If you could just give us some guidance as to how much of the snowbird business accounts for particularly the first quarter so that we can get a better read as to what we can expect proceed perspectively? Thanks.

Victor Campbell - HCA Inc. — SVP

Thanks. Charlie and Bill, do you want to take a talk at that?

Charlie Evans - HCA Inc. — President — Eastern Group

Well, needless to say, this is the — this is the most difficult estimate in terms of what we might reasonably expect and, frankly, there’s been a variety of opinions relative to what this effect might be. So we — at this point we have just set a very wide range of expectations. And Bill, I think the number that we that we have in that estimate is approximately 40 million dollars but I’d say that is a center point of a very wide range of potential impact because we just don’t know at this point.

Richard Braken - HCA Inc. — President, COO

Joe, this is Richard. What one of the things that we did do in this process to try to estimate it, is we went hospital by hospital, market by market in the state of Florida. And we then went through a process where we weighted the amount of damage that was done to each hospital, the amount of damage that might be in the community in the collateral infrastructure, as well as how much each of these communities are dependent upon seasonal visitors for their general population and hospital demand. So we went through every hospital, every market and we assigned some weights to it and we said well if this volume doesn’t come back for one quarter or two quarters or what’s the probability. So we weighted it all throughout the Florida book to come up with those estimates and so if we think these are our best estimates at this point in time, if the seasonal traffic is better-than-expected, then our estimates will be probably a little bit heavy. If the seasonal traffic is less than we projected then of course, it’ll add to our costs going forward.

Joseph Chiarelli - Oppenheimer — Analyst

Do the snowbirds have a different percentage of bad debts versus everyone else?

Victor Campbell - HCA Inc. — SVP

Alright, Joe, we are going to let you have this one. You snuck through.

Joseph Chiarelli - Oppenheimer — Analyst

It’s all related, Vic.

Victor Campbell - HCA Inc. — SVP

We old guys, we’re nice to each other. Snowbirds, more bad debt, Bill?

Beverly Wallace - HCA Inc. — President — Financial Services Group

I’ll take it. This is Beverly. The snowbirds are typically your Medicare population. And then some families with children over the breaks in the season and they’re typically your insured population.

Victor Campbell - HCA Inc. — SVP

Thank you, Joe.

Operator

Our next question today comes from Sheryl Skolnick, Fulcrum Global Partners.

Sheryl Skolnick - Fulcrum Global Partners — Analyst

Good morning. I’m going to ask a question about your charity care if I may. I know, you mentioned that it was flat and I’m curious as to why that might be the case when your uninsured while the rate of increase certainly moderated it was nevertheless still up. So I’m very curious if you can give us a sense of whether you’re satisfied with the performance of the charity care programs that you’ve implemented and what you might be able to be doing about that, and whether your triage programs in the emergency rooms do you believe are contributing to some of part of the slow down in the uninsured admissions and therefore the charity care that you do.

Victor Campbell - HCA Inc. — SVP

Beverly, do you want to address that?

Beverly Wallace - HCA Inc. — President — Financial Services Group

Hi, Sheryl, this is Beverly.

Sheryl Skolnick - Fulcrum Global Partners — Analyst

Hi.

Beverly Wallace - HCA Inc. — President — Financial Services Group

The beginning of this quarter we did loosen our requirements for the non-Medicare population for the charity care. And we are still seeing just a 50% run rate of the return of application. I did try to look at the account balance size of this population, because it really is your uninsured population that our case management is focused on, both on the in-stay and the ER, but I can’t drive in to that number, but I would have to assume it’s the same since it’s the same population.

Victor Campbell - HCA Inc. — SVP

Is there a correlation to our movement getting more people into Medicaid that’s impacting. Talk a little bit more about that.

Beverly Wallace - HCA Inc. — President — Financial Services Group

We are driving more of our patients into Medicaid. Qualifying more for applications and the application process. That could be impacting that number too, so we look at our Medicaid, our uninsured and our charity population, sort of underneath one limb.

Victor Campbell - HCA Inc. — SVP

Okay?

Sheryl Skolnick - Fulcrum Global Partners — Analyst

Okay. Thank you.

Operator

Jeff Allen of Silver Crest Asset management has the next question.

Jeff Allen - Silver Crest Asset Management — Analyst

Hi, good morning. You gave us the impact of the hindsight analysis on the bad debt number. $55 million. I’m just wondering if you could tell us what that number has been for the past few quarters?

Victor Campbell - HCA Inc. — SVP

Milton, do you want to address that?

Milton Johnson - HCA Inc. — CFO

Sure, sure. The most recent run rates for that, we’ve been about say approximately 150 basis points changing, and it’s about 200 basis points this time, so it did increase this quarter. One of the reasons for that when you look at the information is this lack of charity care increase. That had an adverse impact in the quarter with respect to that calculation. But it’s about, it’s probably about, I’d say about 50 basis points higher movement this quarter than we’ve been seeing.

Jeff Allen - Silver Crest Asset Management — Analyst

So, in other words, that $55 million is — it’s not reflecting, you know, the inflow of patients in the September quarter. It’s for previous quarters then?

Milton Johnson - HCA Inc. — CFO

Well, yeah. The collect or uncollectability percentage is determined based on the accounts that existed again about a year ago. We apply that uncollectability factor though to our current balances of self-pay account receivable, so you pick up the volume and rate of any changes in your revenue on a current basis, and what the hindsight does is really a valuation change of the total book of accounts receivable that you’re carrying at this point in time.

Jeff Allen - Silver Crest Asset Management — Analyst

Got you.

Bill Rutherford - HCA Inc. — CFO — Eastern Group

Balance sheet.

Milton Johnson - HCA Inc. — CFO

Yeah, it’s a truing up of the balance sheet, the valuation of the balance sheet in the AR is what the hindsight does.

Jeff Allen - Silver Crest Asset Management — Analyst

One more question if I may. Just wondering sort of qualitatively, how much did the quarter reflect all of the various bad debt initiatives that you guys are undertaking and that you outlined at the investor day, you know, for example, you said that up-front collections of cash were $48 million, it seems like it’s still a pretty small number on an absolute basis. How much further impact can we expect?

Victor Campbell - HCA Inc.— SVP

Beverly, do you want to address that?

Beverly Wallace - HCA Inc.— President — Financial Services Group

Sure. We are about 80% complete implementing our action plan that we shared with you, and that 20% is just on pieces and parts where it doesn’t make sense to implement at hospitals, because their level of uninsured is not to the same degree as other hospitals. When you look at our percent collection of our zero to 30 bucket on copays and deductibles, we’re collecting now on our front end processes about 28% of what we believe dollars available are. And I think that’s reflective of our minimum deposit requirement. So we continue to see improvement in that area, and I think that will just prove out over time.

The case management programs, I did visit two of our divisions to look in depth at what they were doing. And they are having a positive impact on length of stay, which Milton shared with you. They’re having a positive impact on utilization of resources, which we call resource consumption. That also drives down the accounts balance of the bill. So I think we are seeing traction with our plans but here again, we started this process the beginning of June with this heightened work around this area, and it will prove out over time.

Jeff Allen - Silver Crest Asset Management — Analyst

Okay. That 28% copay collection number that you cited, you know, can that get to 100% or that’s probably not realistic to get to 100% but, you know, where can that number get to?

Beverly Wallace - HCA Inc.— President — Financial Services Group

It’s hard to predict. It’s not realistic to think it’ll get to 100% because that’s asking an awful lot of our patients before they get services. We’ll just keep driving that number upwards.

Victor Campbell - HCA Inc.— SVP

Jeff, thank you.

Operator

Oxana Butler, Smith Barney is up next.

Oxana Butler - Smith Barney — Analyst

Yes, thank you. Just to clarify, I might have misunderstood are you saying that you’re 80% complete in terms of implementing all the initiatives on the managed care copay collection efforts?

Beverly Wallace - HCA Inc.— President — Financial Services Group

No, we’re 80% complete on the total action plan, which included the case management piece, the front end collection piece, the minimum deposit and the emergency room after acuity was determined with respect to the EMTALA guidelines.

Milton Johnson - HCA Inc.— CFO

And Beverly, just to clarify, when you say 80% complete, you’re 80% complete in rolling out the action plan. Rolling it out. We dont’t have 80% of the results?

Beverly Wallace - HCA Inc.— President — Financial Services Group

No, no, rolling it out. Every hospital implementing all of the pieces and parts of the plan.

Oxana Butler - Smith Barney — Analyst

Right so in terms of your expectation for how much improvement we can expect to see going forward, then is the conclusion that there’s much more improvement yet to come or how should we interpret that?

Beverly Wallace - HCA Inc.— President — Financial Services Group

I don’t think I can give you a interpretation of that.

Milton Johnson - HCA Inc.— CFO

We would hope to see improvement. We’re I guess we’re not going to quantify it, Oxana. It’s a fair question but we’ve got an action plan out there that clearly we wouldn’t put out there unless we think we would have some material improvement in the process.

Oxana Butler - Smith Barney — Analyst

In terms of the charity care implementation, I understand that’s been pushed back a little bit. Can you just give us a little bit of color on that front?

Beverly Wallace - HCA Inc.— President — Financial Services Group

Sure. This is Beverly again. We have asked some more questions of CMS on what we want to roll out, and we are pending a response from them. We hope to get that sometime during the fourth quarter so we can roll that out beginning in January.

Oxana Butler - Smith Barney — Analyst

Okay. And the clarifications in terms of what the —

Beverly Wallace - HCA Inc.— President — Financial Services Group

Indigency requirements.

Oxana Butler - Smith Barney — Analyst

Okay. Thank you.

Victor Campbell - HCA Inc.— SVP

Thanks, Oxana.

Operator

Next we’ll hear from Gavin Martin, CSFB.

Gavin Martin - CSFB — Analyst

Thank you. Quick question. I was looking at the concerns over healthcare in general in terms of lawsuits. I want to confirm that your Company is not subject to any investigations or reviews by any of these peripheral lawsuits going on in the insurance industry?

Victor Campbell - HCA Inc.— SVP

Milton, do you want to address that?

Milton Johnson - HCA Inc.— CFO

No, we’re not. Any material, you know, litigation or pending litigation would be disclosed in our 10-Q filing and as you may have seen it’s been reduced greatly over the years.

Gavin Martin - CSFB — Analyst

Thanks very much.

Victor Campbell - HCA Inc.— SVP

Thanks.

Operator

And Ken Weakley of UBS is up next.

Ken Weakley - UBS — Analyst

Thanks, good morning, everyone. One implication of some of the pricing numbers that you gave out, I mean we know your revenue per adjusted admission is up 4.5, and you talked about the uninsured pricing and the managed care pricing being up I guess average of 6.8 but that would imply of course that the other buckets of revenue are seeing price increases of maybe 2 to 2.5, can you walk us through Medicare and Medicaid and other, and give us a sense on what the pricing sense is making. Especially in terms of the case mix issues discussed. Are you seeing that on the Medicare book of business as well?

Victor Campbell - HCA Inc.— SVP

Milton, do you want to address that?

Milton Johnson - HCA Inc.— CFO

Sure. For the quarter our pricing for the Medicare book is approximately about 3% approximately.

Ken Weakley - UBS — Analyst

Okay.

Milton Johnson - HCA Inc.— CFO

And we’re not seeing the issues there. On the Medicaid book it looks like it’s up about somewhere around three to 3 to 3.5 range and although it’s been relatively flat in recent times, as Beverly mentioned we’ve made an effort to try to qualify especially more of the larger self-pay accounts into Medicaid, and some of that may be showing up here as an increase in the Medicaid prices.

Ken Weakley - UBS — Analyst

Okay. Thank you.

Victor Campbell - HCA Inc.— SVP

Thanks, Ken.

Operator

The next question today comes from Kemp Dolliver, SG Cowen and company.

Kemp Dolliver - SG Cowen & Co — Analyst

Hi, thanks, and good morning. Question on the hindsight lookback. If you drop this into two buckets, with regard to the uninsured patients and then copays and deductibles. Could you give us a any changes in the collectability assumptions that were in place a year ago versus the ones you used to get to the $55 million.

Victor Campbell - HCA Inc.— SVP

We’re having lots of feedback so I don’t know, I don’t think it’s coming out of here but —

Kemp Dolliver - SG Cowen & Co — Analyst

I can try again.

Victor Campbell - HCA Inc.— SVP

Let’s try without speaker phones if we can and Lisa, if we’ve got a problem let me know, make sure we’re hearing everything.

Kemp Dolliver - SG Cowen & Co — Analyst

Hopefully this is better.

Victor Campbell - HCA Inc.— SVP

Yeah, that is, thanks, Kemp.

Kemp Dolliver - SG Cowen & Co — Analyst

Sure. The question in short version is on the hindsight adjustment, what was the change in assumptions for current experience versus a year ago, when you look at collectability of the uninsured book, and then the collectability of the copays and deductibles.

Victor Campbell - HCA Inc.— SVP

Milton.

Milton Johnson - HCA Inc.— CFO

With the hindsight analysis that we do, does not segregate the write-offs of the accounts by payer class, it’s a global hindsight analysis, it looks at the total book of receivables and the total write-off, and so we don’t have the data to segregate well, what’s changing in the hindsight analysis, what’s changing in the true uninsured versus copay and deductibles.

Jack Bovender - HCA Inc. — Chairman, CEO

Tell them on the uninsured what did happen from last year to this year for the deterioration.

Milton Johnson - HCA Inc. — CFO

What Jack is referring to is, as we’re improving our collection of copay and deductibles. It does result in a higher portion of the total self-pay patient due accounts, being a higher percentage attributable to the uninsured, which could have some negative impact on the overall uncollectability factor of the AR.

Victor Campbell - HCA Inc. — SVP

Good, thank you, Kemp.

Kemp Dolliver - SG Cowen & Co — Analyst

Thank you.

Operator

Once again we do ask that you do not use a speaker phone for audio purposes. We’ll go next to Todd Korsair, Bear Stearns.

Todd Korsair - Bear Stearns — Analyst

I just wondering if you could address if the Company continues to be valued at the equity at levels similar to those we’ve seen recently following the buyback, would you guys consider another debt financed buyback in the future, that be 2005 or beyond?

Victor Campbell - HCA Inc. — SVP

Jack, do you want to talk about that?

Jack Bovender - HCA Inc. — Chairman, CEO

Sure, I’ll reiterate what I’ve said in the past. We’ll be very opportunistic on using our cash on stock buyback programs. If we look at a situation in any particular point in time, and think it makes sense to use our cash flows or to lever up more in order to be able to purchase more stock, we will do that but that is a decision made at a point in time reflective of what’s going on in the market with our shares, relative to what we think the true value of this Company is.

Todd Korsair - Bear Stearns — Analyst

Is there a target leverage level that you guys would not go beyond, or is that pretty much subject to where the equity will be valued at?

Jack Bovender - HCA Inc. — Chairman, CEO

Well, think that’s always a point in time question and we can’t look into 2005, and say what we would be willing to lever the Company up to, in order to be able to purchase shares. You know, a lot of it has to do with the relative interest rates at any particular point in time, and again what we think is the inherent value of the Company versus where what it’s selling at. So to predict what we’ll do in 2005 is just not able to do that. We won’t know, we have no idea obviously what is going on in the market or the economy at that particular point in time, so it’s impossible to make that prediction, but I think we’ve got a track record that shows that we’re willing to use that as a vehicle for increasing shareholder value when we think it’s appropriate.

Todd Korsair - Bear Stearns — Analyst

Understood. Thank you very much.

Jack Bovender - HCA Inc. — Chairman, CEO

All right.

Victor Campbell - HCA Inc. — SVP

Thanks, Todd.

Operator

Next we’ll hear from Adam Feinstein, Lehman Brothers.

Adam Feinstein - Lehman Brothers — Analyst

Okay. Thank you. Good morning, everyone. I have one question and then just want to get some clarity on something else here also. First I wanted to get some details about stop loss payments, and carve out to managed care contracts. Beverly mentioned that stop loss payments were flat in the quarter. I wanted to get some more clarity to make sure I was understanding what’s going on there, and secondly what’s the difference between the same store calculation and the consolidated calculation in the quarter? You guys didn’t buy anything over the past year so I just wanted to find out what the difference was, thank you.

Victor Campbell - HCA Inc. — SVP

Okay. Beverly, you want to talk about stop loss and carve outs?

Beverly Wallace - HCA Inc. — President — Financial Services Group

Sure. As you know both stop loss and carve outs are an integral part of our managed care contracts that we negotiate with the payers. Nothing has changed with that respect, we’re still getting the carve outs and the stop loss. What changed in the quarter was our growth in year-over-year stop loss payments, and that reflects incremental payment. When I say incremental payment that is additional reimbursement above what we would have gotten on that patient had they not kicked over into the stop loss. That piece was flat, and we believe that is driven by that change in acuity.

Victor Campbell - HCA Inc. — SVP

Thank you. Milton, did you understand the second question.

Milton Johnson - HCA Inc. — CFO

Yes, I think the question was what’s the difference between same store and reported, since we really haven’t, you know, got a lot of acquisition activity or whatever. A couple things. We have the hospital that was closed in Florida, gulf coast, for a period of time from the hurricanes was removed from same store, and we have a few new hospitals that also could be making some of the differences. But actually the differences between same store and reported are very small this quarter.

Adam Feinstein - Lehman Brothers — Analyst

Thank you.

Victor Campbell - HCA Inc. — SVP

Thanks, Adam. I hope you feel better. You don’t sound good.

Adam Feinstein - Lehman Brothers — Analyst

Maybe I’ll be in a hospital soon.

Jack Bovender - HCA Inc. — Chairman, CEO

You don’t —

Victor Campbell - HCA Inc. — SVP

You know you need to come south.

Adam Feinstein - Lehman Brothers — Analyst

Thank you.

Victor Campbell - HCA Inc. — SVP

Next question.

Operator

We’ll take the next question today from Gary Taylor, Banc of America.

Gary Taylor - Banc of America — Analyst

Hey, good morning. I have a question for Milton on bad debt. And he had indicated that if the current trends continued, it was possible to see some improvement on bad debt and my question is: when you say improvement do you mean less increase or do you actually mean a decline in the percentage, and what percentage is in your assumptions, in your 05 guidance.

Victor Campbell - HCA Inc. — SVP

That’s a good question. Milton.

Milton Johnson - HCA Inc. — CFO

The improvement would be a moderation in the growth rate of bad debt expense, not an actual decline in terms of dollars of the expense because, you know, we’re still seeing growth in the balances. It’s just a smaller growth rate. So we wouldn’t expect the actual amount to decline. And we — in the model, you know, we really haven’t publicly given guidance on our bad debt going forward as a percent of net. Our guidance at this point is just on the EPS range.

Victor Campbell - HCA Inc. — SVP

Thanks, Milton. and Gary.

Operator

Our next question today comes from Rachel Golder, Goldman, Sachs.

Rachel Golder - Goldman Sachs — Analyst

Yes, thank you. Two quick questions. One I apologize if I missed the first one. Could you talk about in your uncollectibles what proportion of that is from copays and deductibles and what that trend has been over time? And then the second question I know you have bank facilities committed to fund the share repurchase. Talk about any plans you might have for terming that out in the bond market?

Victor Campbell - HCA Inc. — SVP

All right. Milton or Beverly, do you want to address the copay deductible or do you have an answer?

Milton Johnson - HCA Inc. — CFO

You know, I believe and again I don’t have this exact number in front of me, but I’m thinking it’s probably about 25% has kind of been the run rate. And so, you know, I’m not aware that it’s been a big variation in that — in the run rate but I don’t really don’t have that direct information in front of me at this point.

Mark Kimbrough - HCA Inc. — VP, Investor Relations

This is Mark. If you look at the component of AR on the balance sheet right now, about two-thirds of the self-pay or uninsured AR relates to the true uninsured, where about a third of that relates to copays and deductibles, and the growth rates primarily have been in the true uninsured, not in the deductible and copay piece of AR.

Victor Campbell - HCA Inc. — SVP

Thanks, Mark. David, do you want to address the question on.

David Anderson - HCA Inc. — SVP, Finance and Treasurer

Sure, Vic. At the conclusion of the tender period, we will take steps to then term out or go to the public bond market and finance between 1 billion to 1.5 billion dollars in that market, to take out that facility provided by Merrill Lynch and J.P. Morgan.

Rachel Golder - Goldman Sachs — Analyst

Thank you. And if I could just follow up. Are the copays and deductibles particular targets for you to try and increase your collection effort on since clearly they apply to people who have insurance should be valuing their insurance and probably are also employed?

Victor Campbell - HCA Inc. — SVP

Beverly.

Beverly Wallace - HCA Inc. — President — Financial Services Group

This is Beverly and, yes, that is definitely the major focus of our action plan is collecting those copays and deductibles, either on the front end or before they go to primary collection.

Victor Campbell - HCA Inc. — SVP

Thanks Bev, next question.

Operator

Our next question will be from Gary Lieberman, Morgan Stanley.

Gary Lieberman - Morgan Stanley — Analyst

Good morning. You noted this strength in cash flow in the quarter and it would seem exceedingly strong given the relative weakness in the operating results. Can you talk about if there were any one-time items that came through in the quarter?

Victor Campbell - HCA Inc.— SVP

Milton.

Milton Johnson - HCA Inc.— CFO

No, Gary. On the working capital change I believe accrued expenses went up a little bit related to some timing of some tax payments. That was probably around a $100 million, $150 million, but that’s — there’s really no one-time issues in there.

Victor Campbell - HCA Inc.— SVP

Richard, you wanted to make a point.

Richard Braken - HCA Inc.— President, COO

Yeah. The overall expense levels of the company were really very well managed during the quarter. I noted some of the notes that came out over the last week, you know, about labor costs and, of course, while we have a lot of movement in the net revenue number, obviously SW&B as a percent of net revenue, is moving arithmetically and you have to look at other statistics to get a real feel of what’s happened in our labor. If we look at SW&B per adjusted admission, volume based and really adjust for the problematic Florida market for the month of September, our increase was 5.6%. I mean that’s down sequentially from the previous quarter. It’s down sequentially from the prior year third quarter. So labor, aside from the storm, was very well managed. Additionally, if you look — and obviously bad debt is a cost of business to us right now — but if you look at our total operating cash operating expenses, that is our total operating expenses adjusted for bad debt, once again, we are at some of the lowest levels of increase we’ve had in recent quarters at about 5.8% compared to 6% in the prior year.

Once again, if we adjust the cost of the storms on that ratio, we’re down to 5.1%. And this is, this is really in rather low territory for us over, really not only the last year but really over the last several years, so we think operations are really quite tight, running well. The hurricane does create some noise, but to the earlier question this morning, we think that’s going to obviously position us well, as volume continues to grow in the out years.

Gary Lieberman - Morgan Stanley — Analyst

If I can just follow up for a second. But I guess looking at cash flow from operations, it is without doing the numbers, it’s got to be at the highest percent of EBITDA in probably a lot of quarters. So is there any case to be made that perhaps on the expense side, you all may be a little bit too conservative or I’m just trying to figure out what the difference is here versus previous quarters.

Milton Johnson - HCA Inc.— CFO

Yeah. You know, Gary, this is Milton. And you’re right. I mean, this cash as a percent of EBITDA, I haven’t done the math but I know just by looking at the numbers, it’s going to be one of the highest percentages that we’ve posted. But there’s really, you know, nothing that I, stands out to me other than just again, we’ve had just good cash flow. Of course, as you know we’re adding back the increase in the provisions for doubtful accounts, which obviously is having some impact there. But no, there’s nothing of any one-time event that really stands out in the quarter.

Victor Campbell - HCA Inc.— SVP

Thanks, Gary.

Gary Lieberman - Morgan Stanley — Analyst

Thanks a lot.

Operator

David Dempsey, Avondale Partners is up next.

David Dempsey - Avondale Partners — Analyst

Good morning guys.

Victor Campbell - HCA Inc. — SVP

Good morning, David.

David Dempsey - Avondale Partners — Analyst

Minority interest jumped up quite a bit in the quarter and I’m wondering if there’s certain markets, certain opportunities where you’re working with minority partners, that have caused that number to move up.

Victor Campbell - HCA Inc. — SVP

Milton or Don, any comment on that?

Milton Johnson - HCA Inc. — CFO

You’re talking about the minority interest expense being up?

David Dempsey - Avondale Partners — Analyst

Right.

Milton Johnson - HCA Inc. — CFO

No, I was thinking it may have been something related to the last year. I’m looking at the (SAM)— or anyone else if there’s anything comes to mind in the operations there,

Victor Campbell - HCA Inc. — SVP

There’s numbers $46 million, 34 last.

Sam Hazen - HCA Inc. — President — Western Group

The performance of the partnerships in the western group were generally consistent with the rest of the Company and there was no dramatic change. I do think we had a minor adjustment in the third quarter last year that artificially deflated that number and that’s why the comparisons on a year-over-year basis are not as consistent as one would expect.

Milton Johnson - HCA — CFO

That’s what I was trying to recall. I thought it was something in last year’s number as opposed to something in this year’s run rate.

Victor Campbell - HCA Inc. — SVP

Thanks, David.

David Dempsey — Avondale Partners — Analyst

All right.

Operator

We do have one question remaining in the queue, it comes from Ken Weakley from UBS.

Victor Campbell - HCA Inc. — SVP

We’ll finish with you, Ken.

Ken Weakley - UBS — Analyst

I just wanted to follow up on the acuity question. As I look at supply costs were up despite the flatness in the case mix on managed care. I was wondering how, I mean the 3% variance seems pretty significant. Has that happened in that past before? Have you seen this type of volatility or do you believe this is a modestly unusual event.

Victor Campbell - HCA Inc. — SVP

I’m looking around. Jim, do you have any comments on supply cost or Jim Fitzgerald or Richard, do you want to comment on acuity.

Richard Braken - HCA Inc. — President, COO

I mean, it’s hard to get your hands around what’s happening with acuity with one data point like we have right now.

Ken Weakley - UBS — Analyst

Right.

Richard Braken - HCA Inc. — President, COO

So it’d be just guessing at this point in time. We did have a pretty good surgical volume overall for the quarter. But I think Ken, before we can give you anything more firm on that we need to see a little more data, to make any real cogent analysis.

Ken Weakley - UBS — Analyst

Are you having to fine tune your charge master? I’m wondering if that’s what’s driving stop loss. Stop loss being flat off years is more tied to charges than it is for acuity. Is there pressure from managed care to maybe fine tune certain cases in terms of gross charges, and is that having some ancillary effect on pricing?

Richard Braken - HCA Inc. — President, COO

I think we’ve moderated our overall charge master increases over the last year. To the extent that would affect it.

Ken Weakley - UBS — Analyst

That hasn’t accelerated or changed recently?

Richard Braken - HCA Inc. — President, COO

No.

Ken Weakley - UBS — Analyst

With like a new contract, a big —

Richard Braken - HCA Inc. — President, COO

No. Nothing like that.

Ken Weakley - UBS — Analyst

Okay.

Beverly Wallace - HCA Inc. — President — Financial Services Group

Our stop loss threshold has gone up minimally since ‘03, so we’ve kept our threshold pretty consistent. I think it’s just the number of cases. We’ve had an increase in cases that have triggered it, but the illness level of those cases that have triggered it have have been less than what we saw in the past.

Ken Weakley - UBS — Analyst

Okay.

Victor Campbell - HCA Inc. — SVP

All right, Beverly, Ken, thank you very much. With that we will close this morning’s call, and we’re available to talk to you if you want to give us a call here. Thank you very much.

Operator

And a that does conclude today’s conference. We we would like to thank you all for your participation. Have a great day, and you may now disconnect.